Shinhan Financial Group FY2008 1Q Operating Results

On May 2, 2008, Shinhan Financial Group held an earnings release conference for the first quarter, 2008 which was aired through a live web-cast and conference call. Below are the key figures we announced through a fair disclosure. The full IR presentation material and an audio recording of our web-cast and conference call are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and are to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by external auditor, contents are subject to change in the due course of the review process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

	1Q 2008	4Q 2007	Change (in%)	1Q 2007	Change
					(in%)
Operating Revenue	11,081,787	7,287,148	52.1%	6,668,761	66.2%

Operating Income	856,042	248,753	244.1%	1,586,054	-46.0%

Income from Continuing Operation	902,524	362,489	149.0%	1,600,161	-43.6%

Net Income	620,353	225,728	174.8%	959.844	-35.4%

2. Operating Results of Shinhan Bank (non-consolidated)

(KRW million)

	1Q 2008	4Q 2007	Change (in%)	1Q 2007	Change
					(in %)
Operating Revenue	8,764,655	5,166,383	69.6%	4,489,505	95.2%

Operating Income	533,907	255,548	108.9%	1,141,019	-53.2%

Income from Continuing Operation	525,561	266,605	97.1%	1,146,637	-54.2%

Net Income	381,763	197,388	93.4%	827,829	-53.9%

3. Operating Results of Shinhan Card (non-consolidated)

(KRW million)

	1Q 2008	4Q 2007	Change (in%)	1Q 2007	Change
					(in %)
Operating Revenue	1,067,438	824,661	29.4%	721,980	47.8%

Operating Income	389,276	- 8,758	n.a.	344,987	12.8%

Income from Continuing Operation	438,724	126,013	248.2%	345,417	27.0%

Net Income	317,471	92,673	242.6%	865,397	-63.3%